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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number 333-46494

                          NOTIFICATION OF LATE FILING

(Check One):
[_] Form 10-K and Form 10-KSB         [_] Form 11-K          [_] Form 20-F
[X] Form 10-Q and Form 10-QSB         [_] Form N-SAR

    For Period Ended:  March 31, 2001
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[_] Transition Report on Form 10-K    [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F    [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

    For the Transition Period Ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION

Primal Solutions, Inc.
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Full Name of Registrant


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Former Name if Applicable


18881 Von Karman, Suite 500
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Address of Principal Executive Office (Street and Number)


Irvine, California 92612
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City, State and Zip Code
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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As a result of the registrant's spin-off as a separate public company from its prior parent company, effective February 9, 2001, and its need to analyze and discuss the relevant adjustments and comparative results for the three months ended March 31, 2001, the registrant will not have its Management's Discussion and Analysis or Plan of Operations and other relevant qualitative disclosure completed prior to May 15, 2001.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Joseph Simrell            949                 221-8490
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            (Name)            (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                            [X] Yes   [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant's Net Loss for the three months ended March 31, 2001 was $3,397,603 as compared to a Net Loss of $1,372,409 for the three months ended March 31, 2000. The increase in the registrant's Net Loss for the comparative period was primarily comprised of a decrease in Total Revenues from $1,973,482 to $1,643,518 for the three months ended March 31, 2000 and March 31, 2001, respectively; an increase in the Cost of Revenues from $869,372 to $960,347 for the three months ended March 31, 2000 and March 31, 2001, respectively; and an increase in Total Operating Expenses from $2,465,293 to $4,046,181 for the three months ended March 31, 2000 and March 31, 2001, respectively.

     The increase in the registrant's Total Operating Expenses for the comparative period was primarily comprised of an increase in General and Administrative Expenses from $765,738 to $1,010,781 for the three months ended March 31, 2000 and March 31, 2001, respectively; and a Loss on Lease Abandonment during the three months ended March 31, 2001 in the amount of $1,597,911, with no comparative amount during the three months ended March 31, 2000.

     The Loss on Lease Abandonment increased primarily due to the consolidation of operations. The registrant has a lease for approximately 28,000 square feet of space for the facilities in Irvine, California. The registrant has recently consolidated its operations to 14,000 square feet of space. The registrant is currently negotiating a lease assignment of the remaining 14,000 square feet of space. The registrant is only making payments to the landlord for the space occupied. As a result, the registrant is currently in default on the lease and has recorded a charge of $1.6 million for the loss on lease abandonment relating to space not currently being used. Such amount is recorded as an accrued liability on the balance sheet at March 31, 2001.


                            Primal Solutions, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2001                  By  /s/ Joseph R. Simrell
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                                        Joseph R. Simrell,
                                        Chief Financial Officer, Vice President
                                        Finance, Secretary

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